CONFORMED
                                                                       ---------

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                         For the month of April 16, 2008

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|       Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Industrias Bachoco, S.A. de C.V.
                                                  (Registrant)


      Date: April 16, 2008               By  /s/ Daniel Salazar Ferrer, CFO
                                             -----------------------------------

         Bachoco Informs of Partial Fire at One of Its Processing Plants

                   Celaya, Guanajuato. Mexico, April 16, 2008

            Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE:IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, announced today that on April, 13th part of the lending processing plant that Bachoco operates in Monterrey, N.L., located in Northern Mexico, caught fire.

            Cristobal Mondragon, Bachoco's Chief Executive Officer stated, "First of all, I want to inform that no one was injured during the fire, and practically no products were affected.

            "The fire consumed the secondary process of the processing plant, while the primary process, which is physically separated, suffered no damage and is operating nearly under normal conditions.

            "Several actions have taken place to guarantee the supply coming from this plant, mainly by adjusting the product mix at other of our complexes and redirecting the product of the primary process to other markets.

            "Finally, we are in the process of evaluating the damage to the equipment to learn how much time it will take to replace lost capacity. As expected, all damaged assets were properly covered by insurance," concluded Mr. Mondragon.


Company Description

Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952. The Company is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco's main business lines are chicken, eggs, swine and turkey, the Company is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the BMV (Bachoco B) and on the NYSE (IBA).

For more information, please visit Bachoco's website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

IR Contacts:

Daniel Salazar, CFO
Claudia Cabrera, IRO
Ph. 011 52 (461) 618 35 55
inversionistas@bachoco.net


In New York:

Lucia Domville
The Global Consulting Group
Ph. (646) 284 9416
ldomville@hfgcg.com


Headqueartes:

Industrias Bachoco, S.A.B. de C.V.
Av. Tecnologico 401, Celaya, Gto.
Mexico. 38010
www.bachoco.com.mx